Mail Stop 0407

      							June 10, 2005

Via U.S. Mail and Fax (972-301-2263)
Mr. W. Michael Smith
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer
Remote Dynamics, Inc.
1155 Kas Drive
Suite 100
Richardson, Texas 75081

	RE:	Remote Dynamics, Inc.
      Form 10-K for the fiscal year ended August 31, 2004
		Filed November 18, 2004
		File No. 0-26140

Dear Mr. Smith:

      We have reviewed your supplemental response letter dated May 18, 2005 as well as your filing and have the following comment.
As
noted in our comment letter dated May 10, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report on Form 10-K for the period ended August 31, 2004

Footnote 19: Change in Independent Principal Accountants, Page F-
41

1. Refer to our previous comment #3. Amend your Form 10-K to remove the disclosures regarding your change in accountants within the notes to your audited financial statements. Include this information in
Item 9 of the Form 10-K, or alternatively, eliminate this disclosure.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. W. Michael Smith
Remote Dynamics, Inc.
June 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE